UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2026	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Edie Kurniawan ---------------------------------------------------- (Signature) Edie Kurniawan SVP Corporate Secretary

Number	:	Tel.67/LP 000/COP-M0000000/2026

Jakarta,	August 7, 2026

To

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market, Financial Derivative and Carbon Exchange Supervision

Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No. 2-4

Jakarta, 10710

Re	:	Information about the Appointment of Temporary Replacement for SVP Internal Audit (Head of Internal Audit Unit) of PT Telkom Indonesia (Persero) Tbk

Dear Sir/Madam,

In accordance with Article 11 of the Indonesian Financial Service Authority Regulation Number 56/POJK.04/2015 on the Establishment and Guidance of the Internal Audit Charter, which requires mandatory notification to the Indonesian Financial Service Authority (OJK) for the appointment, change, or termination of the Head of the Internal Audit Unit, we hereby notify you of the appointment of a temporary SVP Internal Audit (Head of Internal Audit Unit) at Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, as follows:

Former Temporary Head of Internal Audit Unit	:	Mr. Afdol Muftiasa
New Temporary Head of Internal Audit Unit	:	Mr. Umar Syahid

The appointment is temporary in nature with the aim of filling the vacant position of Head of Internal Audit Unit and ensuring the effective functioning of the Company's Internal Audit.

Thus, we submit this report. Thank you for your attention.

Best Regards,

/s/ Edie Kurniawan

Edie Kurniawan

SVP Corporate Secretary